October 18, 2024

Brian G. Andrews
Executive Vice President, Chief Financial Officer and Treasurer
COOPER COMPANIES, INC.
6101 Bollinger Canyon Road, Suite 500
San Ramon, California 94583

       Re: COOPER COMPANIES, INC.
           Form 10-K for Fiscal Year Ended October 31, 2023
           File No. 001-08597
Dear Brian G. Andrews:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services